UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. *

                    Under the Securities Exchange Act of 1934

                            Mylan Laboratories, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.50
                         (Title of Class of Securities)

                                    628530107
                                 (CUSIP Number)

                                 George Travers
                                   Perry Corp.
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 19, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Perry Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    26,626,300
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           26,626,300
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,626,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.89%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Richard C. Perry
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    26,626,300 (all shares beneficially owned by Perry Corp.)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           26,626,300 (all shares beneficially owned by Perry Corp.)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,626,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.89%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER:

This statement on Schedule 13D relates to the common shares, $.50 par value (hereinafter referred to as the "Common Stock" or the "Shares"), of Mylan Laboratories Inc., a Pennsylvania corporation (the "Company") acquired by private investment funds managed by Perry Corp. The address of the Issuer is 1500 Corporate Drive, Canonsburg, PA 15317. The Common Stock beneficially owned by Reporting Persons is hereinafter referred to as the "Shares".

ITEM 2. IDENTITY AND BACKGROUND:

            This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 599 Lexington Avenue, New York, NY 10022. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

            The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule A, which is incorporated herein by reference.

            During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The transactions reported hereunder with respect to the Common Stock purchased or sold by the reporting persons were consummated by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase transactions was the working capital of such investment funds. The total purchase price for the Shares purchased was $492,221,952.37.

ITEM 4. PURPOSE OF TRANSACTION:

            On July 26, 2004, the Company and King Pharmaceuticals, Inc. ("King") announced that the Company would acquire King in a stock-for-stock transaction (the "Proposed Acquisition"). At the time of the announcement, the Reporting Persons owned shares of King common stock. Subsequent to the announcement, the Reporting Persons added to their King position and acquired the Shares, on behalf of two or more private investment funds managed by Perry Corp., in the course of their investment business. The Reporting Persons have hedged the Shares through the transactions referred to in Item 6 below and security-based swap agreements (as defined in Section 206B of the Gramm-Leach-Bliley Act of 1999).

            On November 19, 2004, High River Limited Partnership ("High River") proposed to acquire all shares of Common Stock not owned by it and thereby to obtain control of the Company. As a result thereof, and because of the position that the Reporting Persons hold in King and their present support for the Proposed Acquisition, the Reporting Persons may be deemed now to hold the Shares with an intent of influencing the Company. The Reporting Persons reserve the right to purchase or sell the Shares or other shares of Common Stock and to add to or reduce any hedging positions they may have established in respect of the Shares or any other shares of Common Stock, or change their view regarding the relative merits of the Proposed Acquisition. Except as otherwise described herein, none of the Reporting Persons or the persons listed on Schedule A hereto has any current plans or proposals that relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Perry Corp. is the indirect beneficial owner of 26,626,300 shares of Common Stock, which constitutes approximately 9.89% of the Issuer's outstanding shares of Common Stock, based upon 269,104,000 shares of Common Stock outstanding as of November 1, 2004. Perry Corp. has sole power to vote and sole power to dispose of the Common Stock. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such shares. Richard C. Perry disclaims any beneficial ownership interest of the Common Stock held by any funds for which Perry Corp. acts as the general partner and/or investment adviser, except for that portion of such Common Stock that relates to his economic interest in such Common Stock.

            (c) See Exhibit B attached hereto. All of the transactions in the Common Stock set forth on Exhibit B were consummated by private investment funds, for which Perry Corp. acts as a general partner and/or investment adviser, within 60 days of the event which triggered the filing of this Schedule 13D. All such transactions were effected either on the NYSE or in off-exchange transactions.

            (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            Except for the arrangements described in Item 5 above and as set forth herein, to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. In order to execute certain hedging transactions, funds under the management of Perry Corp. have entered into stock loan transactions with Bear Stearns Securities Corp. and Goldman, Sachs & Co. pursuant to which such funds have borrowed shares of Common Stock. All of such borrowed shares of Common Stock have been sold by such funds.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A --  Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

      Exhibit B --  List of transactions in Issuer's Common Stock taking place during the 60 day period preceding this filing.

      Schedule A --  Executive Officers and Directors of Perry Corp. (other than
                     Richard C. Perry).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              PERRY CORP.

Dated:  November 29, 2004
        New York, New York                    By:  /s/ Richard C. Perry
                                                   -------------------------
                                                   Name:  Richard C. Perry
                                                   Title: President


Dated:  November 29, 2004
        New York, New York                         /s/ Richard C. Perry
                                                   -------------------------
                                                   Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Mylan Laboratories, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


                                               PERRY CORP.

Dated:  November 29, 2004
        New York, New York                     By:  /s/ Richard C. Perry
                                                    -------------------------
                                                    Name:  Richard C. Perry
                                                    Title: President



Dated:  November 29, 2004
        New York, New York                          /s/ Richard C. Perry
                                                    -------------------------
                                                    Richard C. Perry

                                                                       EXHIBIT B

                              List of Transactions

     Trade Date                Transaction           Quantity             Price
--------------------------------------------------------------------------------
     11/19/2004                    BUY                  7,200            $ 16.85
     11/17/2004                    BUY                200,000            $ 17.21
     11/16/2004                    BUY                 84,800            $ 17.12
     11/12/2004                    BUY                 15,200            $ 17.27
     11/12/2004                    BUY                213,500            $ 17.20
      11/5/2004                    BUY                 50,000            $ 16.61
      11/4/2004                    BUY                200,000            $ 16.37
      11/3/2004                    BUY                100,000            $ 16.69
      11/3/2004                    BUY                 25,000            $ 16.60
     10/26/2004                    BUY                 50,000            $ 16.68
     10/25/2004                    BUY                 50,000            $ 16.57
     10/13/2004                    BUY                  4,800            $ 17.31
     10/13/2004                    BUY                  1,900            $ 17.30
     10/12/2004                    BUY                 75,000            $ 17.34
     10/12/2004                    BUY              1,000,000            $ 17.46
     10/12/2004                    BUY                 15,300            $ 17.32
     10/12/2004                    BUY                 25,000            $ 17.31
      10/8/2004                    BUY                100,000            $ 17.37
      10/7/2004                    BUY                150,000            $ 17.46
      10/7/2004                    BUY              2,000,000            $ 17.40
      10/6/2004                    BUY                127,000            $ 17.84
      10/6/2004                    BUY              2,000,000            $ 17.88
      10/5/2004                    BUY              2,000,000            $ 18.16
      10/4/2004                    BUY                200,000            $ 18.28
      10/4/2004                    BUY              2,000,000            $ 18.31
      10/1/2004                    BUY                 25,000            $ 18.30
      9/30/2004                    BUY                 19,100            $ 17.92
      9/30/2004                    BUY                  5,200            $ 17.88
      9/30/2004                    BUY                  2,300            $ 18.00
      9/29/2004                    BUY                 52,900            $ 17.98
      9/29/2004                    BUY                 50,800            $ 18.01
      9/28/2004                    BUY                 45,600            $ 18.11
      9/28/2004                    BUY                 54,300            $ 18.00
      9/28/2004                    BUY                272,000            $ 18.00
      9/27/2004                    BUY                122,500            $ 18.17
      9/27/2004                    BUY                    100            $ 18.29
      9/27/2004                    BUY                100,000            $ 18.23
      9/24/2004                    BUY              2,000,000            $ 18.33
      9/24/2004                    BUY                500,000            $ 18.34
      9/24/2004                    BUY                629,000            $ 18.30
      9/23/2004                    BUY                100,000            $ 18.32
      9/23/2004                    BUY                 25,000            $ 18.25
      9/23/2004                    BUY                 12,900            $ 18.35
      9/23/2004                    BUY                 26,700            $ 18.35
      9/22/2004                    BUY              1,000,000            $ 19.05
      9/21/2004                    BUY              2,000,000            $ 19.05
      9/20/2004                    BUY              2,000,000            $ 19.49
--------------------------------------------------------------------------------

     Trade Date                Transaction           Quantity             Price
--------------------------------------------------------------------------------
     11/22/2004                   SALE                 30,000            $ 18.71
     11/22/2004                   SALE                100,000            $ 18.60
     11/22/2004                   SALE                100,000            $ 18.63
     11/19/2004                   SALE                200,000            $ 18.82
     11/19/2004                   SALE                500,000            $ 18.95
     11/19/2004                   SALE                257,200            $ 18.87
     11/19/2004                   SALE              2,400,000            $ 18.99
     11/19/2004                   SALE                503,500            $ 18.91
     11/19/2004                   SALE                  6,600            $ 19.19
     11/11/2004                   SALE                  3,000            $ 17.55
     11/10/2004                   SALE                 90,000            $ 17.33
      11/1/2004                   SALE                 50,000            $ 17.04
     10/29/2004                   SALE                 25,000            $ 17.31
     10/28/2004                   SALE                100,000            $ 17.48
     10/27/2004                   SALE                100,000            $ 17.22
     10/21/2004                   SALE                146,000            $ 17.15
     10/21/2004                   SALE                 50,000            $ 17.15
     10/21/2004                   SALE                100,000            $ 16.91
     10/14/2004                   SALE                210,200            $ 17.50
     10/14/2004                   SALE                108,900            $ 17.48
      9/22/2004                   SALE                200,000            $ 18.75
      9/22/2004                   SALE                 25,000            $ 18.70
      9/21/2004                   SALE                100,000            $ 19.06
      9/21/2004                   SALE                100,000            $ 19.03
      9/21/2004                   SALE                 76,700            $ 19.06
      9/21/2004                   SALE                 50,000            $ 19.05
      9/20/2004                   SALE                 50,000            $ 19.08
--------------------------------------------------------------------------------

SCHEDULE A

         Executive Officers of Perry Corp. (other than Richard C. Perry)

Name & Principal Occupation                 Citizenship     Business Address
---------------------------                 -----------     ---------------
Randall Borkenstein,                        USA             c/o Perry Corp.
Chief Financial Officer of Perry Corp.                      599 Lexington Avenue
                                                            36th Floor
                                                            New York, NY 10022

William J. Vernon,                          USA             c/o Perry Corp.
Secretary of Perry Corp.                                    599 Lexington Avenue
                                                            36th Floor
                                                            New York, NY 10022